International Silver , Inc.
8040 South Kolb Road
Tucson, Arizona 85706

February 1, 2008

Anne Nguyeen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn:  Sean Donahue, Division of Corporation Finance

Re:   International Silver, Inc.
         Registration Statement on Form SB-2
         Amendment No. 1
         File No. 333-147712

Dear Ms. Parker:

General

Response to Comment 1:
We have provided our responses below to the Commission’s comments and made corresponding changes throughout the document.

We will provide the following items via Federal Express as a guide to changed disclosure in Amendment No. 1.

(a)	3 clean copies of Amendment No. 1.

(b)	3 copies of Amendment No. 1 cross referenced to comments.

(c)	3 copies of original SB2 filing cross referenced to comments.

(d)	3 redlined copies of Amendment No. 1 showing changes.

(e)	Page reference table cross referenced to comments.

Response to Comment 2:
We have updated our disclosure in Amendment No. 1. We have no additional proposed artwork or graphics.

Changes reflected at page 39

 Response to Comment 3:
We eliminated duplicative disclosure throughout the SB2, including disclosure pertaining to “Reports to Shareholders” and penny stock related disclosure.

Changes reflected at page 42, 48-49

Table of Contents, page 1

Response to Comment 4:
We have included appropriate disclosure under “Organization Within the Last Five Years” (Item 15 under SB-2). We moved all of the disclosure under “Certain Relationships and Related Transactions” (Item 19 under SB-2) to “Organization Within the Last Five Years” since both SB Items 15 and 19 require disclosure under SB Item 404. Consistent with avoiding repetitive disclosure, we have consolidated the disclosure under Item 15 (Organization Within the Last Five Years).

Changes reflected at pages 20-22

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Organization, page 3

Response to Comment 5:
We have corrected our address under “Organization” to reflect that we are located at 8040 South Kolb Road. Our original SB-2 filing failed to include the word “South” in our address.

Changes reflected at page 3

Response to Comment 6:
We have never established a website.

Business, page 3

Response to Comment 7:
We have restated our disclosure to more accurately reflect that we are a development stage company that engages in exploration activities.

Changes reflected at page 3, 23

Risk Factors, page 5

Response to Comment 8:
We have eliminated mitigating language in the risk factors and stated the risks in plain, concise, and direct language. Additionally, we have eliminated other language in risk factors that is irrelevant, constitutes duplicative disclosure, or that is otherwise inconsistent with SEC Plain English rules.

Changes reflected at page 5-9

Response to Comment 9:
We have eliminated risks under the following risk factor titles included in our original filing:

•	“We do not intend to pay any dividends in the foreseeable future”
•	“If a market for our common stock develops, our stock price will likely be volatile”
•	“Because there is no public trading market for our common stock, you may not be able to resell your stock”
•	“Because our securities are subject to penny stock rules, you may have difficulty reselling your shares”
•	“Because we will incur significant costs complying with our obligations as a reporting issuer, our ability to attain profitable operations will be adversely impacted.”
•
“Our principal stockholders, who are members of our management and are related to one another, have the power to control us because they will continue to hold a majority of our outstanding shares of Common Stock after this offering”

The text of the risk contained in the last risk factor stated above was moved to the last bullet point in the following risk factor:

“Our management has conflicts of interest that may favor the interests of our management, but to the detriment of our minority shareholders.”

Changes reflected at p. 8 of Amendment No 1.

February 1, 2008
Anne Nguyeen Parker, Branch Chief

We also deleted the following risk factor, the subject matter of which is now more appropriately discussed under our Management’s Discussion and Analysis of Financial Condition or Plan of Operations, at the first bullet point under “Uncertainties and Trends”.

“The value of our properties is subject to volatility in the price of silver or other commodities that may make it difficult for you to determine whether we will ever be profitable”

Changes reflected at page 38

Directors and Executive Officers, page 15

Response to Comment 10:
Consistent with SB Item 401, we have provided disclosure reflecting Mr. Dunham’s last five years of employment and eliminated any gaps in his employment history.

Changes reflected at Page 15

Security Ownership of Certain Beneficial Owners and Management, page 20

Response to Comment 11:
We have added a column titled “Class of Securities” to reflect that each of the beneficial owners or management holds our shares of common stock.

Changes reflected at page 18

Production Distribution Methods, page 23

Production Distribution Methods:

Response to Comment 12:
We have eliminated any reference to specific company names and modified our disclosure to reflect that we will sell our product to metal trading companies.

Changes reflected at page 23

Dependence on Third Party Contractors or Equipment Sellers, page 23

Response to Comment 13:
We have added the following disclosure to clarify that we don’t have any agreements or arrangements with third parties to operate our exploration properties or to provide equipment or supplies to our properties:
“We have no verbal or written agreements or any arrangements whatsoever with any of the above companies or other third party contractors or equipment sellers to operate on our properties or to sell us the items or provide the services reflected above. The above information only reflects our projected operational plan to use these companies if we can purchase the items from them or secure their services at the time they are needed.”

Changes reflected at page 24

Compliance with Government Regulations, page 24

Response to Comment 14:
We have clarified that we have not yet acquired the Langtry property

Changes reflected at page 24

Management's Discussion and Analysis or Plan of Operation, page 34

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Response to Comment 15:
We have included an MD&A that addresses all of the requirements listed in Comment 15.

Changes reflected at pages  37-42

Response to Comment 16:
We have included disclosure that we have no off-balance sheet arrangements.

Changes reflected at pages  41-42

Overview, page 34

Response to Comment 17:
We have expanded our disclosure to discuss how we intend to overcome the going concern contingency and our ability or inability to raise cash to support our operations, as follows:

“Our auditors have issued a going concern opinion on our audited financial statements for the fiscal year ended December 31, 2007 as we have an accumulated deficit of $666,920. These and other matters raise substantial doubt about our ability to continue as a going concern. We will have to supplement our currently available funds to satisfy our cash requirements for the immediate months through our efforts on collecting existing receivables and possible limited equity funding. We anticipate total spending requirements of approximately $19,000,000 pending adequate financing over the next eighteen months, in the following areas:

•	$8,000,000 for the acquisition of the Langtry property;
•	$8,986,500 to proceed with the exploration of our properties and claims to determine whether there are commercially exploitable reserves of silver, gold, barite, lead, and zinc
•	$500,000 for working capital;
•	$200,000 for legal and accounting expenses; and
•	$1,300,000 for general and administrative expenses

We plan to undertake the following steps in our attempt to overcome our going concern qualification and our need for $18,986,500 of financing to accomplish our operational plan:

•	Contact broker-dealers to discuss and negotiate a broker dealer acting as an underwriter to conduct a public offering of our common stock sufficient to raise $18,986,600;
•
Contact other mining companies with sufficient financial resources to fund our operational activities to discuss and negotiate a joint venture arrangement or a merger transaction where we would combine our business interests and objectives;

•	Contact the fund managers of hedge funds and mutual funds to determine whether their interest in investing in our common stock sufficient to obtain adequate financing; and
•	Raise financing through a private placement of our common stock.”

Changes reflected at page 41

Certain Relationships and Related Transactions, page 39

Response to Comment 18:
We have expanded our disclosure regarding loans made to us by our Chief Executive Officer, H. R. Shipes.

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Changes reflected at page 21

Corporate Governance and Director Independence, page 40

Response to Comment 19:
We have included the following additional disclosure pertaining to corporate governance and director independence as required by SB Item 407(a):

a. Code of Ethics
We have not yet adopted a Code of Ethics

b. Director Independence
Our common stock is not quoted on the OTC Bulletin Board; even if our common stock becomes quoted on the OTC Bulletin Board, that trading medium does not have director independence requirements. Under Item 407(a) of Regulation S-B, we have adopted the definition of independence used by the American Stock Exchange, which may be found in the AMEX Company guide at (s) 121(A)(2) (2007). Under this definition, none of our directors are independent, because our Board of Directors cannot affirmatively determine that any of our directors do not have a relationship that would interfere with the exercise of independent judgment in carrying our their responsibilities of a director.

c. Committees
We do not have audit, nominating, or compensation committees or committees performing similar functions nor a written nominating, compensation of audit committee charter. Our Board of Directors as a whole decides such matters, including those that would be performed by a standing nominating committee. Our Board of Directors has not adopted any processes or procedures for considering executive and director compensation.  We have not yet adopted an audit, compensation, or nominating committees because we have not sufficiently developed our operations and have generated no revenues since we changed our business model to exploration activities.

Additionally, we do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors nor do we have any process or procedure for evaluating such nominees.

d. Shareholder Communications
Our Board of Directors does not have any defined policy or procedure requirements for our stockholders to send communications to our Board of Directors, including submission of recommendations for nominating directors. We have not yet adopted a process for our security holders to communicate with our Board of Directors because we have not sufficiently developed our operations and corporate governance structure.

e. Board of Director Meetings.
During fiscal year 2007, we had four Board of Directors meetings that were held on the following dates: (a) January 10, 2007; (b) March 29, 2007; (c) June 30, 2007; and (d) September 6, 2007. We only had two directors at the time, H. Roy Shipes, and Herbert E. Dunham, both of whom attended each meeting. We request that all of our Directors attend our Board of Director meetings, however, we have no formal policy regarding their attendance.

f. Annual Shareholder Meetings
On June 30, 2007, we had our 2006 Annual Meeting of Shareholders. All of our directors at the time, Messrs. Dunham and Shipes attended the meeting. We request that all of our Directors attend our Annual Shareholder Meetings; however, we have no formal policy regarding their attendance.

Changes reflected at pages 21-22

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Board Compensation, page 43

Response to Comment 20:
We have added a Board Compensation Table that reflects Directors Dunham and Harrington’s compensation.

Changes reflected at page 50

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

Response to Comment 21:
We concur with the matters addressed in Comment 21 and the financial statements have been recasted to reflect Exploration Stage.

Changes reflected at page F-1

Response to Comment 22:
The auditor's report has been modified to read "as of" December 31, 2007, 2006 and 2005 for the Balance Sheets presented.”

Changes reflected at page F-1

General

Response to Comment 23:
We have added disclosure at the bottom of our financial statements to refer the reader to the financial statement notes.
Changes reflected at page F-3 - F-8

Response to Comment 24:
We have opted to conduct an audit of our Fiscal Year 2007, instead of providing updated interim unaudited financial statements.Additionally, the consolidated statements of operations and cash flows, both, reflect cumulative amounts from inception of the exploration stage, as required by SFAS 7.

Changes reflected at page F-5, F-6 - F-7

Consolidated Statement of Cash Flows, page F-6

Response to Comment 25:

We have revised our consolidated statement of cash flows to eliminate non-cash flow financing transactions and to reflect them as supplemental disclosures below the cash flow statement.  We have also reclassified stock sold for services to reflect them as adjustment to reconcile cash used in operating activities.

Changes reflected at page F-6 - F-7

Note C – Mineral Interests and Mining Assets, page F-13

Response to Comment 26:

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Mineral interests previous shown on the Balance Sheet have now been reclassified to “Exploration expense”.

Changes reflected at page F-2 - F-3

Note E – Income Taxes, page F-15

Response to Comment 27:
We opted to establish a “valuation allowance” account in an amount equal to the deferred tax asset and deleted the “deferred tax asset” from showing on the balance sheet and included disclosure of this matter under “Income Taxes” in the Notes to the Financial Statements.

Changes reflected at page F-3

Exhibits, page II-6

Response to Comment 28:
We have reordered the numbering of the exhibit table.

Changes reflected at page F-14

Signatures, II-8

Response to Comment 29:
The signature format has changed to reflect that all officers and directors have signed the registration statement.

Change Reflected at signature page.

Response to Comment 30:
The signatures of Messrs. Shipes and McKinney have been provided.

Engineering Comments

Geology and History, page 32

Response to Comment 31:
We have eliminated the disclosure regarding tonnage and grade disclosure.

Changes reflected at page 35

Should you have any questions regarding any of the foregoing matters or the registration statement, kindly contact our legal counsel:

Frederick M. Lehrer
Hamilton & Lehrer, P.A.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432
Telephone: (561) 416-8956
Facsimile: (561) 416-2855

February 1, 2008
Anne Nguyeen Parker, Branch Chief

Sincerely yours,

/s/ Harold R. Shipes

Harold R. Shipes
Chief Executive Officer